097456-0003-02931-NY01.2130985.1                                      06/04/02
2:20 PM
                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

  For the month of June, 2002


                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
  -----------------------------------------------------------------------------
                                        -
                 (Translation of registrant's name into English)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
  -----------------------------------------------------------------------------
                                        -
                    (Address of principal executive offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

  Form 20-F _X_ Form 40-F___

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

  Yes___  No _X_

  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                Schedule of Information Contained in this Report

  Press releases announcing the declaration of a dividend on May 8, 2002, results of the extraordinary general meeting on May 29, 2002 and the completion of the sale of Galen's CTS business to companies controlled by Allen McClay on May 31, 2002.

                                 SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                            GALEN HOLDINGS PUBLIC LIMITED COMPANY


                            By:                               ______
                            Name:
                            Title:


  Date:  June 4, 2002





  8 May 2002







  Galen Holdings PLC


  Dividend Declaration

  The Company declares a dividend of 1p. The Dividend payment date is 23 August 2002 and the record date is 26 July 2002.

  For further information, please contact:

  Galen Holdings
  David G. Kelly
  Tel: + 44 (0) 28 3833 4974
  Financial Dynamics
  Fiona Noblet/Sophie Pender-Cudlip

  Tel: + 44 (0) 20 7831 3113



  NEWS RELEASE


  Craigavon, Northern Ireland/Rockaway, NJ                              29
  May 2002

                             GALEN HOLDINGS PLC

                   RESULT OF EXTRAORDINARY GENERAL MEETING

                 Statement regarding disposal of CTS


  Craigavon, Northern Ireland, UK / Rockaway, New Jersey, USA. 29 May 2002 .. The Board of Galen Holdings PLC (LSE: GAL, Nasdaq: GALN), is pleased to announce that at today's Extraordinary General Meeting of the Company, the Ordinary Resolution in respect of the proposed disposal of the Clinical Trial Services Business, as detailed in the circular sent to shareholders on 8 May 2002, was approved by shareholders. Accordingly, completion is expected to occur on 31 May 2002 subject to approval from competition authorities.

  Commenting on the result of the vote, John King, Executive Chairman of Galen commented, "We are pleased to complete this important step in our transition to a pharma focused company. Our key promoted products show continued success in the marketplace and are exhibiting strong growth. This growth, supported by a strong pipeline with two NDA's filed and one more due for filing early next year, augers well for continued success. Our best wishes for the future go to all our colleagues in CTS."

  Galen is an integrated specialty pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, USA. Galen develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the company's sales and marketing organizations in the UK, Ireland and the US.



                                     ###

  For further information please contact:


  GALEN
  David G. Kelly,
  Senior Vice President, Finance and Planning
  Telephone: +44 (0) 28 3833 4974

  CREDIT SUISSE FIRST BOSTON
  Andrew Christie
  Telephone: +44 (0) 207 888 8888

  FINANCIAL DYNAMICS
  Fiona Noblet / Sophie Pender-Cudlip
  Telephone: +44 (0) 20 7831 3113


       For further information on Galen, please visit www.galenplc.com


  Note: Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.







  For Immediate Release                      31 May 2002





                             Galen Holdings PLC

                     Statement regarding disposal of CTS





  GALEN HOLDINGS PLC ("GALEN")



  COMPLETION OF CLINICAL TRIAL SERVICES DISPOSAL ("CTS")



  31 May 2002



  Following the expiry of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Board of Galen is pleased to announce that it has completed the disposal of the Clinical Trial Services Business, as detailed in the circular sent to shareholders on 8 May 2002.